Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02459 Telephone (617) 243-0060 Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

October 26, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn:	Ms. Ibolya Ignat

Re:	Baywood International, Inc.
Item 4.01 Form 8-K
Filed October 16, 2007
File No. 000-22024

Dear Ms. Ignat:

I am securities counsel for Baywood International, Inc. (the “Company”).  I enclose for filing under the Securities Exchange Act of 1934 the Amended Form 8-K.  The Company is responding to comments received from the Securities and Exchange Commission (the “Staff”) in the letter dated October 19, 2007.

Set forth below are the Company’s responses to your comments.  The numbering of the responses corresponds to the numbering of comments in the October 19, 2007 letter.

Item 4.01 of Form 8-K filed October 16, 2007

Comment 1.
Please amend your filing to state whether the principal accountant’s report on the financial statements for either of the past two (2) years was qualified or modified as to uncertainty, in addition to stating that the report was not qualified or modified as to audit scope or accounting principles.  Describe the nature of each such qualification and/or modification as required by Item 304(a)(1)(ii) of Regulation S-K.

Response 1.	The Company has complied with the Staff’s comment.

Comment 2.
Please amend your filing to state, if true, that in connection with the audits of the Company’s financial statements for the fiscal years ended December 31, 2006 and 2005, and in the subsequent interim period through October 12, 2007, the date of the dismissal of the former accountant, there were no disagreements with Epstein, Weber & Conover, P.L.C. (“EWC”) on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of EWC, would have caused EWC to make reference to the subject matter of the disagreement in connection with its report.  Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02459 Telephone (617) 243-0060 Facsimile (617) 243-0066

Response 2.	The Company has complied with the Staff’s comment.

Comment 3.
Please amend your filing to specify whether, during your past two (2) fiscal years through the date of engagement (October 9, 2007), you consulted Malone & Bailey regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

Response 3.	The Company has complied with the Staff’s comment.

Comment 4.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Epstein, Weber & Conover, P.L.C., as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date this letter.

Response 4.	The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for Baywood International, Inc.

cc:	Baywood International, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 12, 2007

BAYWOOD INTERNATIONAL, INC.
(Exact Name or Registrant as Specified in Its Charter)

Nevada	000-22024	77-0125664
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

14950 North 83rd Place, Suite 1, Scottsdale, Arizona 85260
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code:  (480) 951-3956

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01.	Changes in Registrant’s Certifying Accountant.

Effective October 12, 2007, Baywood International, Inc. (the “Company”), dismissed its principal independent accountant Epstein, Weber & Conover, P.L.C. (“EWC”). The Company’s Audit Committee of the Board of Directors approved the decision to dismiss EWC.

The reports of EWC on the Company’s financial statements for the fiscal years ended December 31, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.  In connection with the audits of the Company’s financial statements for the fiscal years ended December 31, 2006 and 2005, and in the subsequent interim periods through October 12, 2007, there were no disagreements with EWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of EWC, would have caused EWC to make reference to the matter in its report.

Effective October 9, 2007, the Company engaged Malone & Bailey, PC (“Malone & Bailey”) to act as the Company’s principal independent accountant.  The Audit Committee of the Board of Directors of the Company approved the decision to engage Malone & Bailey.

During the fiscal years ended December 31, 2006 and 2005 and during all subsequent interim periods through October 9, 2007, the Company did not consult Malone & Bailey regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the Company’s financial statements or any matter that was the subject of a disagreement with its former accountants, EWC.

EWC was provided a copy of the foregoing disclosures and was requested to furnish a letter addressed to the United States Securities and Exchange Commission stating whether or not it agrees with the above disclosures.  A copy of the letter furnished pursuant to that request is filed as Exhibit 16.1 to this Current Report on Form 8-K/A.

Item 9.01.	Financial Statements and Exhibits.

(a)           Exhibits.

Exhibit No.	Description
16.1	Letter from Epstein, Weber & Conover, P.L.C. to the United States Securities and Exchange Commission, dated October 26, 2007 (filed herewith).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BAYWOOD INTERNATIONAL, INC.

Dated: October 26, 2007	/s/ Neil Reithinger
Neil Reithinger
President and Chief Executive Officer

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EXHIBIT 16.1

[Epstein, Weber & Conover, P.L.C. Letterhead]

October 26, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Baywood International, Inc.

Gentlemen:

We have read the statements made by Baywood International, Inc. (the “Company”) pursuant to Item 4.01 of its Current Report on Form 8-K/A, to be filed by the Company on October 26, 2007.  We agree with the statements concerning our firm contained in the first, second and fifth paragraph under Item 4.01 of such Form 8-K/A.

We have no basis to agree or disagree with the Company’s comments contained in the third or fourth paragraphs under Item 4.01 in the Form 8-K/A.

Very Truly Yours,

/s/ Epstein, Weber & Conover, P.L.C.

Epstein, Weber & Conover, P.L.C.

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